UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Aviation General, Incorporated

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

05366T103

(CUSIP Number)

James E. Lawson
c/o Nyltiak Investments, LLC
511 Avenleigh Court
Ashton, MD 20861
301-774-2199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 05366T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nyltiak Investments, LLC; IRS ID No. 02-0619370

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maryland

Number of	7.	Sole Voting Power 1,176,471
Shares
Beneficially	8.	Shared Voting Power not applicable
Owned by
Each	9.	Sole Dispositive Power 1,176,471
Reporting
Person With	10.	Shared Dispositive Power not applicable

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,471

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 13.1%

	14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05366T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James E. Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power 1,176,471
Shares
Beneficially	8.	Shared Voting Power not applicable
Owned by
Each	9.	Sole Dispositive Power 1,176,471
Reporting
Person	10.	Shared Dispositive Power not applicable
With
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,471

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 13.1%

	14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.50 par value per share (“Issuer Common Stock”), of Aviation General, Incorporated, a Delaware corporation (the “Issuer”), issuable upon the conversion (if any) of a Secured Convertible Note dated as of July 22, 2002 (the “Note”), which was issued by the Issuer to Nyltiak Investments, LLC, a Maryland limited liability company (“Nyltiak”), whose sole member is James E. Lawson (“Lawson”). The Note is convertible at the option of the holder into shares of Issuer Common Stock. The initial conversion price is $0.85 per share. If the Note were converted in full at the initial conversion price, the holder would receive a total of 1,176,471 shares of Issuer Common Stock. The conversion price and number of shares issuable upon conversion of the Note are subject to adjustment for dilutive issuances and in the event of stock splits, stock dividends, or rights offerings, as set forth in Section 1.6 of the Note, which is Exhibit B to this Statement and is incorporated by reference herein in response to this Item 1. The principal executive offices of the Issuer are located at 7200 Northwest 63rd Street, Bethany, Oklahoma, 73008.

Item 2. Identity and Background

(a)	Nyltiak Investments, LLC; James E. Lawson.

(b)	c/o Nyltiak Investments, LLC, 511 Avenleigh Court, Ashton, MD 20861.

(c)	Lawson is a private investor and the sole member of Nyltiak Investments, LLC, a Maryland limited liability company.

(d)	During the last five years, neither Nyltiak nor Lawson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Nyltiak nor Lawson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lawson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Note was issued to Nyltiak by the Issuer to evidence a loan in the aggregate principal amount of $1,000,000 made by Nyltiak to the Issuer. The funds needed to make the loan were personal funds of Lawson, which were contributed to Nyltiak for purposes of the transaction.

Item 4. Purpose of Transaction

On July 22, 2002, Lawson, through Nyltiak, loaned $1,000,000 to the Issuer as an investment. This loan is evidenced by the Note. The Note is convertible at the option of the holder into shares of

Issuer Common Stock and is secured by substantially all of the assets of the Issuer. The initial conversion price is $0.85 per share. If the Note were converted in full at the initial conversion price, the holder would receive a total of 1,176,471 shares of Issuer Common Stock. The conversion price and number of shares issuable upon conversion of the Note are subject to adjustment for dilutive issuances and in the event of stock splits, stock dividends, or rights offerings, as set forth in Section 1.6 of the Note, which is Exhibit B to this Statement and is incorporated by reference herein in response to this Item 4.

In addition, provided that any amount remains outstanding on the Note or that Nyltiak beneficially owns any shares of the Issuer, Nyltiak has the right of first offer to purchase a pro rata share of all or any part of any New Securities (as defined) of Issuer, pursuant to Section 5.1 of the Securities Purchase Agreement, which is Exhibit A to this Statement and is incorporated by reference herein in response to this Item 4. New Securities shall include any common or preferred shares, whether now authorized or not, and any options, rights, or warrants to acquire, as well as securities convertible or exchangeable into, such common or preferred shares, as set forth in Section 5.2 of the Securities Purchase Agreement, which is Exhibit A hereto.

In the event of a default by the Issuer prior to the conversion of the Note, Nyltiak would be entitled to exercise its rights as a secured lender in accordance with the Note and Security Agreement, which are Exhibits B and D, respectively, to this Statement and are incorporated by reference herein in response to this Item 4. A change in the control of the Issuer, including the sale, conveyance, or disposition of all or substantially all of the Issuer’s assets, the Issuer’s effectuation of transactions disposing of more than fifty percent (50%) of the voting power of the Issuer, or the acquisition of more than fifty percent (50%) of the voting power of the Issuer by one person, shall be considered an event of default at the option of the Holder of the Note, as set forth in Section 1.6(a) of the Note, which is Exhibit B to this Statement and is incorporated by reference herein in response to this Item 4.

Nyltiak also has the right to receive notice of stockholders’ meetings and the taking of stockholder records, as set forth in Section 5.10 of the Note, which is Exhibit B hereto and is incorporated by reference herein in response to this Item 4. Under Section 11 of the Investor Rights Agreement, which is Exhibit C hereto and is incorporated by reference herein in response to this Item 4, Nyltiak has the right to attend all meetings of the Board of Directors or Committees of the Board of Directors and to receive copies of all materials the Issuer provides to its directors, and the Issuer is required to send Nyltiak financial information for each month, quarter, and year in a timely fashion.

Item 5. Interest in Securities of the Issuer

(a)	Lawson, as the sole member of Nyltiak, beneficially owns 1,176,471 shares of Issuer Common Stock (the “Shares”), presently issuable upon conversion in full of the Note at the initial conversion price of $0.85 per share. As of October 18, 2002, the Shares represent approximately 13.1% of the Issuer Common Stock (based on 7,781,519 outstanding shares of Issuer Common Stock, the total issued and outstanding shares of Issuer Common Stock as represented by the Company in the

Securities Purchase Agreement dated as of July 22, 2002.)

In addition, provided that any amount remains outstanding on the Note or that Nyltiak beneficially owns any shares of the Issuer, Nyltiak has the right of first offer to purchase a pro rata share of all or any part of any New Securities (as defined) of Issuer, pursuant to Section 5.1 of the Securities Purchase Agreement, which is Exhibit A to this Statement and is incorporated by reference herein in response to this Item 5. New Securities shall include any common or preferred shares, whether now authorized or not, and any options, rights, or warrants to acquire, as well as securities convertible or exchangeable into, such common or preferred shares, as set forth in Section 5.2 of the Securities Purchase Agreement, which is Exhibit A hereto.

In the event of a default by the Issuer prior to the conversion of the Note, Nyltiak would be entitled to exercise its rights as a secured lender in accordance with the Note and Security Agreement, which are Exhibits B and D, respectively, to this Statement and are incorporated by reference herein in response to this Item 5. A change in the control of the Issuer, including the sale, conveyance, or disposition of all or substantially all of the Issuer’s assets, the Issuer’s effectuation of transactions disposing of more than fifty percent (50%) of the voting power of the Issuer, or the acquisition of more than fifty percent (50%) of the voting power of the Issuer by one person, shall be considered an event of default at the option of the Holder of the Note, as set forth in Section 1.6(a) of the Note, which is Exhibit B to this Statement and is incorporated by reference herein in response to this Item 5.

(b)	As the sole member of Nyltiak, Lawson has the power to direct the voting of and disposition of the Issuer Common Stock beneficially owned by Nyltiak and Lawson.

(c)	No transactions in the Issuer Common Stock have been effected during the past sixty days by Lawson or Nyltiak.

(d)	No person other than Nyltiak has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Securities Purchase Agreement, Secured Convertible Note, Investors Rights Agreement, Security Agreement, and Guarantee, Exhibits A through E, respectively, to this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Nyltiak and Lawson and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Securities Purchase Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.1 to the Aviation General Incorporated Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002 (the “Issuer 10-Q”)).

B.	Secured Convertible Note, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer 10-Q).

C.	Investor Rights Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.3 to the Issuer 10-Q).

D.	Security Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.4 to the Issuer 10-Q).

E.	Guarantee, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.5 to the Issuer 10-Q).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2002

Date

/s/ James E. Lawson

James E. Lawson

Nyltiak Investments, LLC

By: /s/ James E. Lawson

James E. Lawson
Managing Member

Index to Exhibits

Exhibit Number	Description of Exhibits
A.	Securities Purchase Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer 10-Q).

B.	Secured Convertible Note, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer 10-Q).

C.	Investor Rights Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.3 to the Issuer 10-Q).

D.	Security Agreement, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.4 to the Issuer 10-Q).

E.	Guarantee, dated as of July 22, 2002, by and among Aviation General Incorporated and Nyltiak Investments, LLC (incorporated by reference to Exhibit 10.5 to the Issuer 10-Q).